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SECURITIE[S AND EXCHANGE COMMISSI]ON

05038288

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04. (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feldman Securities Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Wacker Drive, Suite 1775
(No. and Street)

Chicago, (City) Illinois (State) 60606 (Zip Code)

SEC MAIL RECEIVED FEB 2005 WASH. D.C. PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Marnell (312) 444-1975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley W. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feldman Securities Group, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
PAUL J. MARNELL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-13-2008

Notary Public

Signature

Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FELDMAN SECURITIES GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Feldman Securities Group, L.L.C.

We have audited the accompanying statement of financial condition of Feldman Securities Group, L.L.C. as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Feldman Securities Group, L.L.C. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 14, 2005

FELDMAN SECURITIES GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 107,650
Receivable from brokers and dealers	137,727
Advisory fees receivable	310,439
Securities owned	310,358
Software, office furniture and equipment, at cost (net of accumulated depreciation of $262,311)	164,099
Customer lists (net of accumulated amortization of $984,979)	1,724,536
Other assets	25,603
TOTAL ASSETS	$ 2,780,412

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 4,306
Accrued 401k and profit sharing contributions	112,583
Total Liabilities	$ 116,889
Member's Capital	$ 2,663,523
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,780,412

The accompanying notes are an integral part of this financial statement.

FELDMAN SECURITIES GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on November 27, 1995 and will terminate on December 31, 2050. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market (or fair value) is included in income.

Cash - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Lists - Customer lists represent the value of the customer base over the net assets of the Company on May 2, 1997 and on January 31, 2003. Both are being amortized over 15 year periods.

Software, Office Furniture and Equipment - Depreciation of software, office furniture and equipment is provided using the straight line method over three, five and seven year periods.

NOTE 2 - INCOME TAXES

As a limited liability company the Company filed as a partnership for federal income tax purposes through February 28, 2003. Effective March 1, 2003, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual member of the Company.

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to this plan for the year ended December 31, 2004 was $112,583.

NOTE 4 - SECURITIES OWNED

Securities owned consist of warrants to purchase equity securities of a corporation and securities registered under the Investment Company Act of 1940 (Investment Company Securities). The Company's management has valued the warrants at $3,300. The Investment Company Securities are stated at quoted market values of $307,058.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004 the Company's net capital and required net capital were $426,665 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 27%.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers. TBA's and when-issued securities provide for the delayed delivery of the underlying instrument.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. In addition, the Company is restricted from entering into another agreement for similar services.

NOTE 7 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases, classified as operating leases, for office space, expiring March 31, 2008 and office equipment, expiring at various dates through February, 2008, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2005	$ 141,921
2006	141,443
2007	141,896
2008	35,544
Total	$ 460,804

Payments pursuant to the above leases for the year ended December 31, 2004 were $139,959.

NOTE 8 - BANK LINE OF CREDIT

The Company has established a $100,000 line of credit with a financial institution bearing the financial institution's corporate base interest rate and terminating on September 1, 2005. At December 31, 2004 there were no amounts outstanding on this line of credit.

NOTE 9 - OTHER AGREEMENT

In May 2004, the Company entered into an agreement with a registered representative of the Company whereby, in the first six years of employment, the representative will be paid severance of up to twelve months of his current salary if his employment is terminated due to change in ownership of the Company or without cause.